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NEWS RELEASE                                                          Exhibit 1

Contact: Kevin Flanagan
                  PICTURETEL CORPORATION
                  (508) 292-5178
                  flanagank@pictel.com


     PICTURETEL CORPORATION COMPLETES ACQUISITION OF MULTILINK, INC.


ANDOVER, Mass. - JULY 22, 1997 -- PictureTel Corporation (NASDAQ: PCTL), the world leader in videoconferencing, today announced the completion of its acquisition of MultiLink, Inc.

     Under terms of the merger agreement, each share of MultiLink common stock was exchanged for 0.56 of a share of PictureTel Common Stock, resulting in the issuance of an aggregate of 3,578,026 shares of PictureTel Common Stock to the stockholders of MultiLink, of which 286,242 shares will be held in escrow. As a result of the merger, the former MultiLink shareholders now own approximately 10 percent of PictureTel. PictureTel is accounting for the transaction as a pooling of interests.

     "With the completion of this transaction, PictureTel has added MultiLink's innovative audio and video teleconferencing systems and multimedia call center solutions to PictureTel's own industry-leading videoconferencing products and services," said Bill Avery, vice president of PictureTel's Network Systems Division. "This powerful combination will enable us to meet the needs of our worldwide customers for the next-generation of conferencing solutions and will accelerate PictureTel's entry into the intranet/Internet/LAN network space."


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PICTURETEL COMPLETES ACQUISITION OF MULTILINK, P. 2

ABOUT MULTILINK

     Based in Andover, Mass., MultiLink, Inc., is a leading developer of multipoint teleconferencing systems and multimedia call center solutions. The company's products meet industry standards with a flexible design to accommodate existing and emerging user requirements for multipoint audio, video and data teleconferencing and automatic call distribution. MultiLink provides its innovative solutions to the commercial, education, government and service provider markets. Applications include business meetings, shareholder services, public relations, project management, focus groups, teletraining, distance learning and crisis management. MultiLink is an ISO-9001-compliant corporation.


ABOUT PICTURETEL

     PictureTel Corporation is the world leader in developing, manufacturing and marketing a full range of videoconferencing solutions. The company's systems meet customers' videoconferencing needs from the desktop to the boardroom. PictureTel also markets network conferencing products and a comprehensive portfolio of enterprise-wide services. The company provides complete videoconferencing solutions to customers in the distance learning, health care and financial services market segments. Additional PictureTel information is available on the Internet at www.picturetel.com. PictureTel videoconferencing eliminates the barrier of distance, enabling people to be Anywhere Now(TM).


This release includes projections and other forward-looking statements about the company's 1997 revenues, earnings, and other measures of economic performance. Actual results could differ materially from forecasts due to factors such as, for example, competitive pressures, changes in technology and the difficulty of forecasting revenues, a majority of which occur late in a fiscal period. Additional information concerning risks that could cause actual results to differ are contained in the company's annual report on Form 10K and its registration statement on Form S4 in connection with the MultiLink acquisition, each as filed with the SEC.

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PictureTel is a registered trademark and Anywhere Now is a trademark of
PictureTel Corporation. MultiLink is a registered trademark of MultiLink, Inc.